SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)

CENTRUS ENERGY CORP.

(Name of Issuer)

CLASS A COMMON STOCK, $0.10 PAR VALUE

(Title of Class of Securities)

15643U104

(CUSIP Number)

Morris Bawabeh

15 Ocean Avenue

Brooklyn, NY 11225

Telephone: (718) 703-8441

With a copy to:

Len Breslow, Esq.

Breslow & Walker, LLP

100 Jericho Quadrangle, Suite 230

Jericho, NY 11753

Telephone: (516) 822-6505

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

May 12, 2022
Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 15643U104	13D
1	NAMES OF REPORTING PERSONS Morris Bawabeh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions)	PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,672,776 share[1] (see Item 5 infra)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,672,776 shares[1] (see Item 5 infra)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,672,776 shares[1] (see Item 5 infra)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.9%[1] (see Item 5 infra)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1 The reporting person disclaims beneficial ownership of these securities except to the extent of his equity interest therein.

CUSIP No. 15643U104	13D
1	NAMES OF REPORTING PERSONS Kulayba LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions)	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 1,627,776 shares (see Item 5 infra)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,627,776 shares (see Item 5 infra)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,627,776 shares (see Item 5 infra)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.6% (see Item 5 infra)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 15643U104	13D
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) M&D Bawabeh Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions)	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 45,000 shares (see Item 5 infra)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 45,000 shares (see Item 5 infra)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,000 shares (see Item 5 infra)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.3% (see Item 5 infra)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Explanatory Note:

This Amendment No. 6 (this “Amendment”) to the Statement of Beneficial Ownership on Schedule 13D amends Amendment No. 5 to the Schedule 13D (the “Schedule 13D”) filed on January 11, 2022 with the Securities and Exchange Commission with respect to shares of Class A common stock of Centrus Energy Corp. Capitalized terms used but not defined in this Amendment have the meaning set forth in the Schedule 13D. This Amendment is being filed to amend and supplement the Schedule 13D as set forth herein.

Item 5.	Interests in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety so that it shall now read as follows:

(a)	Amount beneficially owned and percent of class: See items 11 and 13 of the cover pages.

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See items 7-10 of the cover pages.

(ii)	Shared power to vote or to direct the vote: See items 7-10 of the cover pages.

(iii)	Sole power to dispose or to direct the disposition of: See items 7-10 of the cover pages.

(iv)	Shared power to dispose or to direct the disposition of: See items 7-10 of the cover pages.

(c)	Transactions within the past 60 days: See Schedule A attached to this Amendment for a list of transactions with respect to the Shares by the reporting persons.

The percentages of beneficial ownership shown herein are based on 13,769,384 Shares issued and outstanding as of May 1, 2022 as reported on the Issuer’s Form 10-Q for the fiscal quarter ended March 31, 2022, filed on May 6, 2022.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following disclosure:

By letter dated, May 12, 2022, the Issuer notified Morris Bawabeh that the purchase of up to 1,000,000 additional Shares by Mr. Bawabeh or his Affiliates or Associates would (subject to the satisfaction of the conditions set forth in the letter) constitute an Exempt Transaction under the Issuer’s Section 382 Rights Agreement.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add Exhibit E thereto, as follows:

Exhibit E:                Letter, dated May 12, 2022, from the Issuer to Morris Bawabeh regarding an exemption under the Issuer’s Section 382 Rights Agreement.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2022

/s/ Morris Bawabeh
Morris Bawabeh

Kulayba LLC

By:	/s/ Morris Bawabeh
Morris Bawabeh, Sole Member

M&D Bawabeh Foundation, Inc.

By:	/s/ Morris Bawabeh
Morris Bawabeh, President

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Schedule A

SCHEDULE OF TRANSACTIONS IN SHARES

Reporting Person	Date of Transaction	Number of Shares Sold (S)/Acquired(A)	Price Per Share	Where/How Effected
Kulayba LLC	5/13/22	1,000 (A)	$21.00	Open Market
Kulayba LLC	5/13/22	2,000 (A)	$21.00	Open Market
Kulayba LLC	5/13/22	2,000(A)	$21.00	Open Market
Kulayba LLC	5/13/22	1,900 (A)	$21.00	Open Market
Kulayba LLC	5/13/22	100 (A)	$20.97	Open Market
Kulayba LLC	5/13/22	2,000 (A)	$20.50	Open Market
Kulayba LLC	5/13/22	2,000 (A)	$20.50	Open Market
Kulayba LLC	5/13/22	1,997 (A)	$20.50	Open Market
Kulayba LLC	5/13/22	3 (A)	$20.47	Open Market
Kulayba LLC	5/13/22	1,800 (A)	$20.459	Open Market
Kulayba LLC	5/13/22	100 (A)	$20.46	Open Market
Kulayba LLC	5/13/22	100 (A)	$20.44	Open Market
Kulayba LLC	5/13/22	2,000 (A)	$20.4362	Open Market
Kulayba LLC	5/13/22	2,000 (A)	$20.4362	Open Market
Kulayba LLC	5/13/22	2,000 (A)	$20.3755	Open Market
Kulayba LLC	5/13/22	2,000 (A)	$20.3664	Open Market
Kulayba LLC	5/13/22	2,000 (A)	$20.371	Open Market
Kulayba LLC	5/17/22	25,000 (A)	$22.90	Open Market
Kulayba LLC	5/17/22	1,000 (A)	$23.8073	Open Market

Exhibit E

May 12, 2022

Mr. Morris Bawabeh
15 Ocean Avenue
Brooklyn, NY 11225

Re:	Section 382 Rights Agreement

Dear Mr. Bawabeh,

Reference is made to that certain Section 382 Rights Agreement, dated as of April 6, 2016 (as it has been amended, the “Rights Agreement”), among Centrus Energy Corp. (the “Company”), Computershare Trust Company, N.A. (“Computershare”) and Computershare Inc. (together with Computershare, the “Rights Agent”). Capitalized terms used but not otherwise defined herein shall have the same meaning as set forth in the Rights Agreement.

The Board of Directors of the Company (the “Board”) understands that you, alone or together with your Affiliates and Associates (including with any of your Affiliates or Associates acting alone), have requested the right to acquire up to 1,000,000 shares of the Class A Common Stock of the Company (such shares, the “Additional Shares” and such request, the “Exemption Request”). The Company understands that you, together with your Affiliates and Associates, currently beneficially own (as defined in the Rights Agreement) 1,621,776 shares of Class A Common Stock of the Company (the “Current Share Holdings”), which is equivalent to approximately 11.77% of the total outstanding Common Shares. If you, alone or together with your Affiliates and Associates (including with any of its Affiliates or Associates acting alone), acquire the Additional Shares, you, together with your Affiliates and Associates, will beneficially own approximately 19.02% of the total outstanding Common Shares.

Pursuant to the Rights Agreement and in accordance with the authority of the Board thereto, and conditioned upon your continuing compliance with the representations, undertakings and covenants contained herein, the Board has determined that the acquisition by you, alone or together with your Affiliates or Associates (including with any of your Affiliates or Associates acting alone) of up to, but not exceeding, the Additional Shares shall constitute an “Exempt Transaction” under the Rights Agreement and you, together with your Affiliates and Associates, shall not be deemed to be an Acquiring Person under the Rights Agreement solely by virtue of the acquisition of up to, but not exceeding, the Additional Shares (the “Exemption”). The Board has also determined that that any prior authorizations or determinations by the Board that allow you or any of your Affiliates or Associates to acquire additional shares of Class A Common Stock of the Company are revoked and that notwithstanding any other prior authorizations or determinations by the Board, you and your Affiliates and Associates, together, shall not have the right to acquire shares of Class A Common Stock of the Company in excess of the number of Additional Shares.

Centrus Energy Corp. • 6901 Rockledge Drive, Suite 800, Bethesda, MD 20817-1867 • T 301-564-3200 • centrusenergy.com

Mr. Morris Bawabeh
May 12, 2022
Page Two

The Board has conditioned the Exemption on each of the following representations being true and correct at all times and in all respects and reserves its right to revoke the Exemption if any of the following representations shall not be true and correct at any time or in any respect: (a) (i) each of Mr. Morris Bawabeh and Ms. Dolly Bawabeh is a citizen of the United States of America and (ii) each of Kulayba LLC, Gates Equities and M&D Bawabeh Foundation, Inc., and any other entity that is an Affiliate or an Associate of Mr. Bawabeh that acquires any of the Additional Shares or otherwise owns any shares of Class A Common Stock of the Company, is an entity organized and in existence under the laws of a jurisdiction within the United States of America, (b) that neither you (including any of your Affiliates or Associates) nor any other person or entity that beneficially owns shares of Class A Stock held by you (including any of your Affiliates or Associates) is a “foreign person” as that term is defined in the Company’s Amended and Restated Certificate of Incorporation and (c) that, as of the date hereof, you, together with your Affiliates and Associates, do not own any shares of Class A Common Stock of the Company in excess of the Current Share Holdings.

The Board has further conditioned the Exemption on you complying with each of the following undertakings and covenants at all times and in all respects and reserves its right to revoke the Exemption if you fail to comply with any of the following undertakings and covenants at any time and in any respect: for so long as any of you own, of record or beneficially, 4.99% or more of the then outstanding shares of Class A Common Stock of the Company, neither you nor any of your Affiliates or Associates will, directly or indirectly, unless specifically invited in writing by the Board, acquire any more shares of Class A Common Stock of the Company in excess of the Additional Shares. Furthermore, the Board hereby retains the right to terminate or modify, pursuant to the Rights Agreement, the Exemption.

Nothing in this letter is intended or shall be construed to constitute an express or implied waiver of any rights or remedies which the Company or any of its affiliates or subsidiaries may possess in connection with this matter, all of which are hereby expressly reserved.

If you have any questions, please contact Dennis J. Scott, Esq., Senior Vice President, General Counsel, Chief Compliance Officer & Corporate Secretary, at (301) 564-3352.

Sincerely,

Philip O. Strawbridge SVP, Chief Financial Officer, Chief Administrative Officer and Treasurer

cc:	C. Brophy Christensen, Esq.
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